EnCana Corporation
Management’s Discussion and Analysis
For the period ended September 30, 2009
(U.S. Dollars)

Third quarter report
for the period ended September 30, 2009
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended September 30, 2009, the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008, as well as EnCana’s Information Circular Relating to an Arrangement Involving Cenovus Energy Inc. dated October 20, 2009. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated November 11, 2009.
Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisory section located at the end of this document.
Proposed Arrangement
In May 2008, EnCana’s Board of Directors unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.
In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regained stability.
On September 10, 2009, EnCana’s Board of Directors unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one New EnCana Common Share and one Cenovus Energy Inc. Common Share in exchange for each EnCana Common Share held.
Subject to court and shareholder approval, EnCana expects to complete the reorganization on November 30, 2009 following a Shareholders’ meeting to vote on the proposed Plan of Arrangement to be held on November 25, 2009.
If the proposed Arrangement proceeds, there will be a significant and material effect on the operations and results of EnCana. Additional information on the effects of the proposed Arrangement can be found in EnCana’s Information Circular dated October 20, 2009 that can be accessed under the Company’s public filings found at www.sedar.com and also on the Company’s website at www.encana.com.
EnCana’s Financial Strategy in the Current Economic Environment
Global and national economic indicators suggest that the world’s economies are showing promising signs of recovery. In this economic environment, EnCana continues to be highly focused on the key business objectives of maintaining financial strength, generating significant free cash flow, optimizing capital investments and continuing to pay a stable dividend to shareholders. This measured investment approach is underpinned by a strong balance sheet and a market risk mitigation strategy where EnCana has hedged, as of September 30, 2009, approximately 2 billion cubic feet per day (“Bcf/d”) of gas using fixed price contracts from November 2009 to October 2010 at an average NYMEX equivalent price of $6.08 per Mcf. Additional actions within EnCana’s risk management program are more fully described in the Risk Management section of this MD&A. During the first nine months of 2009, EnCana has benefited from its commodity price hedging program, which has resulted in realized hedging gains of $2.5 billion after-tax.
EnCana has a strong balance sheet and continues to employ a conservative capital structure. As at September 30, 2009, 95 percent of EnCana’s outstanding debt, excluding the Cenovus Notes which are described more fully in the Financing

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Activities section of this MD&A, was composed of long-term, fixed rate debt with an average remaining term of more than 13 years. The Company has an upcoming maturity of $200 million in 2010. As at September 30, 2009, excluding the Cenovus credit facilities, EnCana had available unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.4 billion and unused committed bank credit facilities in the amount of $4.3 billion. EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At September 30, 2009, the Company’s Debt to Capitalization ratio was 25 percent and Debt to Adjusted EBITDA was 1.1 times.
In addition, EnCana continues to monitor shut-in and curtailed production as well as expenses and capital programs. Additional detail regarding EnCana’s 2009 capital investment is available in the Corporate Guidance on the Company’s website at www.encana.com.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oil company.
EnCana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities within the Canadian cost centre.

•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
EnCana has a decentralized decision making and reporting structure. Accordingly, the Company is organized into divisions as follows:
•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.

•	Canadian Foothills Division includes natural gas exploration, development and production assets located in western Alberta and British Columbia as well as the Company’s Canadian offshore assets.

•	USA Division includes natural gas exploration, development and production assets located in the United States and comprises the USA segment described above.

•	Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes the Company’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of EnCana’s interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
2009 versus 2008 Results Review
In the third quarter of 2009 compared to the third quarter of 2008, EnCana:
•	Announced its plan to proceed with the split into two independent energy companies;

•	Reported a 26 percent decrease in Cash Flow to $2,079 million primarily due to lower commodity prices partially offset by realized hedging gains of $913 million after-tax in 2009 compared to losses of $271 million after-tax in 2008;

•	Reported a 46 percent decrease in Operating Earnings to $775 million;

•	Reported a 99 percent decrease in Net Earnings to $25 million. This was primarily due to lower commodity prices and the net impact in 2008 of an after-tax unrealized hedging gain of $2,043 million partially offset by a realized hedging loss of $271 million after-tax (see Summary of Hedging Impacts on Net Earnings in the Net Earnings section of this MD&A);

•	Reported Free Cash Flow of $741 million compared to $1,221 million in 2008;

•	Progressed construction on the Coker and Refinery Expansion (“CORE”) project at the Wood River refinery to approximately 62 percent complete at September 30;

•	Reported a 7 percent decrease in total production to 4,387 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”) mainly attributable to shut-in and curtailed production and deliberately delayed well completions and tie-ins;

•	Reported decreased production from natural gas key resource plays of 10 percent and increased production from oil key resource plays of 20 percent; and

•	Reported a 64 percent decrease in average natural gas prices, excluding financial hedges, to $3.11 per thousand cubic feet (“Mcf”) and a 42 percent decrease in average liquids prices, excluding financial hedges, to $57.40 per barrel (“bbl”).
In the nine months of 2009 compared to the nine months of 2008, EnCana:
•	Announced its plan to proceed with the split into two independent energy companies;

•	Reported a 24 percent decrease in Cash Flow to $6,176 million primarily due to lower commodity prices partially offset by realized hedging gains of $2,512 million after-tax compared to losses of $658 million after-tax in 2008 and decreased expenses;

•	Reported a 33 percent decrease in Operating Earnings to $2,640 million;

•	Reported a 75 percent decrease in Net Earnings to $1,226 million primarily due to lower commodity prices;

•	Reported Free Cash Flow of $2,252 million compared to $2,932 million in 2008;

•	Progressed construction on the CORE project at the Wood River refinery to approximately 62 percent complete at September 30;

•	Reported a 2 percent decrease in total production to 4,554 MMcfe/d mainly attributable to shut-in and curtailed production and deliberately delayed well completions and tie-ins;

•	Reported decreased production from natural gas key resource plays of 1 percent and increased production from oil key resource plays of 18 percent; and

•	Reported a 60 percent decrease in average natural gas prices, excluding financial hedges, to $3.50 per Mcf and a 49 percent decrease in average liquids prices, excluding financial hedges, to $46.58 per bbl.
Business Environment

EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials and crack spreads, and the U.S./Canadian dollar exchange rate. EnCana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 17 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted EnCana’s financial results.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Quarterly Market Benchmark Prices and Foreign Exchange Rates

	Nine Months Ended
	September 30		2009			2008				2007
(Average for the period)	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$4.10	$8.58	$3.02	$3.66	$5.63	$6.79	$9.24	$9.35	$7.13	$6.00
NYMEX ($/MMBtu)	3.92	9.73	3.39	3.50	4.89	6.94	10.24	10.93	8.03	6.97
Rockies (Opal) ($/MMBtu)	2.79	7.15	2.69	2.37	3.31	3.53	5.88	8.56	7.02	3.46
Texas (HSC) ($ /MMBtu)	3.65	9.43	3.31	3.44	4.21	6.37	9.98	10.58	7.73	6.64
Basis Differential ($/MMBtu)
AECO/NYMEX	0.47	1.28	0.67	0.39	0.35	1.10	1.28	1.71	0.84	0.85
Rockies/NYMEX	1.13	2.58	0.70	1.13	1.58	3.41	4.36	2.37	1.01	3.50
Texas/NYMEX	0.27	0.30	0.08	0.06	0.68	0.58	0.26	0.35	0.30	0.33
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	57.32	113.52	68.24	59.79	43.31	59.08	118.22	123.80	97.82	90.50
Western Canadian Select (WCS)($/bbl)	48.47	93.16	58.06	52.37	34.38	39.95	100.22	102.18	76.37	56.85
Differential — WTI/WCS ($/bbl)	8.85	20.36	10.18	7.42	8.93	19.13	18.00	21.62	21.45	33.65
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl)(1)	9.72	12.86	8.48	10.95	9.75	6.31	17.29	13.60	7.69	9.17
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.855	0.982	0.911	0.857	0.803	0.825	0.961	0.990	0.996	1.019

(1)	3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of Ultra Low Sulphur Diesel.
Consolidated Financial Results

	Nine Months Ended
($ millions, except per	September 30		2009			2008				2007
share amounts)	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Consolidated

Cash Flow (1)	$6,176	$8,087	$2,079	$2,153	$1,944	$1,299	$2,809	$2,889	$2,389	$1,934
- per share — diluted	8.22	10.75	2.77	2.87	2.59	1.73	3.74	3.85	3.17	2.56

Net Earnings	1,226	4,867	25	239	962	1,077	3,553	1,221	93	1,082
- per share — basic	1.63	6.49	0.03	0.32	1.28	1.44	4.74	1.63	0.12	1.44
- per share — diluted	1.63	6.47	0.03	0.32	1.28	1.43	4.73	1.63	0.12	1.43

Operating Earnings (2)	2,640	3,956	775	917	948	449	1,442	1,469	1,045	849
- per share — diluted	3.51	5.26	1.03	1.22	1.26	0.60	1.92	1.96	1.39	1.12

Cash Dividends — per share	1.20	1.20	0.40	0.40	0.40	0.40	0.40	0.40	0.40	0.20

Revenues, Net of Royalties	12,251	23,705	3,881	3,762	4,608	6,359	10,849	7,422	5,434	5,875

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.

(2)	Operating Earnings is a non-GAAP measure and is defined under the Operating Earnings section of this MD&A.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. While Cash Flow is considered a non-GAAP measure, it is commonly used in the oil and gas industry and by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Summary of Cash Flow

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ millions)	2009	2008	2009	2008
Cash From Operating Activities	$2,697	$3,058	$6,483	$6,812
(Add back) deduct:
Net change in other assets and liabilities	10	(19)	33	(283)
Net change in non-cash working capital	608	268	274	(992)

Cash Flow	$2,079	$2,809	$6,176	$8,087

Three Months Ended September 30, 2009 versus 2008
Cash Flow in 2009 decreased $730 million or 26 percent compared to 2008 as a result of:
•	Average total natural gas prices, excluding financial hedges, decreased 64 percent to $3.11 per Mcf in 2009 compared to $8.74 per Mcf in 2008;

•	Average total liquids prices, excluding financial hedges, decreased 42 percent to $57.40 per bbl in 2009 compared to $98.85 per bbl in 2008;

•	Natural gas production volumes in 2009 decreased 9 percent to 3,551 million cubic feet (“MMcf”) per day (“MMcf/d”) from 3,917 MMcf/d in 2008 primarily as a result of shut-in and curtailed production and delayed well completions and tie-ins due to the low price environment; and
partially offset by:
•	Realized financial natural gas, crude oil and other commodity hedging gains of $913 million after-tax in 2009 compared to losses of $271 million after-tax in 2008;

•	Decreases in production and mineral taxes as well as transportation and selling expenses partially offset by increases in administrative expenses in 2009 compared to 2008;

•	Operating Cash Flow from Downstream operations increased $182 million to $86 million in 2009; and

•	Liquids production volumes in 2009 increased 4 percent to 139,262 barrels per day (“bbls/d”) from 133,556 bbls/d in 2008.
Nine Months Ended September 30, 2009 versus 2008
Cash Flow in 2009 decreased $1,911 million or 24 percent compared to 2008 as a result of:
•	Average total natural gas prices, excluding financial hedges, decreased 60 percent to $3.50 per Mcf in 2009 compared to $8.78 per Mcf in 2008;

•	Average total liquids prices, excluding financial hedges, decreased 49 percent to $46.58 per bbl in 2009 compared to $91.72 per bbl in 2008;

•	Natural gas production volumes in 2009 decreased 2 percent to 3,735 MMcf/d from 3,830 MMcf/d in 2008 primarily as a result of shut-in and curtailed production and delayed well completions and tie-ins due to the low price environment; and

•	Operating Cash Flow from Downstream operations decreased $40 million to $299 million in 2009;
partially offset by:
•	Realized financial natural gas, crude oil and other commodity hedging gains of $2,512 million after-tax in 2009 compared to losses of $658 million after-tax in 2008;

•	Decreases in operating, transportation and selling, production and mineral taxes, administrative and interest expenses in 2009 compared to 2008; and

•	Liquids production volumes in 2009 increased 3 percent to 136,417 bbls/d from 132,818 bbls/d in 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Net Earnings
Three Months Ended September 30, 2009 versus 2008
Net Earnings in 2009 of $25 million were $3,528 million lower compared to 2008. Significant items affecting Net Earnings were:
•	Lower average total natural gas and total liquids prices, excluding financial hedges, as well as lower natural gas production volumes as discussed in the Cash Flow section of this MD&A;

•	The net impact of realized and unrealized hedging, which resulted in an $18 million after-tax decrease to Net Earnings in 2009 compared to a $1,772 million after-tax increase to Net Earnings in 2008. Further information regarding hedging impacts on Net Earnings can be found in the table below;

•	Long-term compensation costs of $42 million in 2009 compared to a recovery of $227 million in 2008 due to the change in the EnCana share price. A decline in the EnCana share price during the third quarter of 2008 resulted in a recovery of long-term compensation costs recognized in the period; and

•	A gain of $99 million after-tax from the sale of interests in Brazil in 2008 with no comparative amount in 2009;
partially offset by:
•	Non-operating foreign exchange gains of $181 million after-tax in 2009 compared to losses of $31 million after-tax in 2008;

•	Lower costs of operations, increased Operating Cash Flow from Downstream operations and higher liquids production volumes as discussed in the Cash Flow section of this MD&A; and

•	Depreciation, depletion and amortization (“DD&A”) expenses decreased $103 million in 2009 compared to 2008 primarily due to lower production volumes and the lower U.S./Canadian dollar exchange rate.
Nine Months Ended September 30, 2009 versus 2008
Net Earnings in 2009 of $1,226 million were $3,641 million lower compared to 2008. Significant items affecting Net Earnings were:
•	Lower average total natural gas and total liquids prices, excluding financial hedges, as well as lower natural gas production volumes and decreased Operating Cash Flow from Downstream operations as discussed in the Cash Flow section of this MD&A; and

•	A gain of $99 million after-tax from the sale of interests in Brazil in 2008 with no comparative amount in 2009;
partially offset by:
•	The net impact of realized and unrealized hedging, which resulted in a $920 million after-tax increase to Net Earnings in 2009 compared to a $413 million after-tax increase to Net Earnings in 2008. Further information regarding hedging impacts on Net Earnings can be found in the table below;

•	Non-operating foreign exchange gains of $178 million after-tax in 2009 compared to losses of $259 million after-tax in 2008;

•	Lower costs of operations and higher liquids production volumes as discussed in the Cash Flow section of this MD&A; and

•	DD&A expenses decreased $272 million in 2009 compared to 2008 primarily due to the lower U.S./Canadian dollar exchange rate and lower production volumes.
Summary of Hedging Impacts on Net Earnings

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008
Unrealized Mark-to-Market Gains (Losses), after-tax(1)	$(931)	$2,043	$(1,592)	$1,071
Realized Hedging Gains (Losses), after-tax (2)	913	(271)	2,512	(658)

Hedging Impacts on Net Earnings	$(18)	$1,772	$920	$413

(1)	Included in Corporate and Other financial results. Further detail on unrealized mark-to-market gains (losses) can be found in the Corporate and Other section of this MD&A.

(2)	Included in Divisional financial results.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods.
Summary of Operating Earnings

	Three Months Ended September 30				Nine Months Ended September 30
	2009		2008		2009		2008
( $ millions, except per share amounts)	Per share(4)		Per share(4)		Per share(4)		Per share(4)

Net Earnings, as reported	$25	$0.03	$3,553	$4.73	$1,226	$1.63	$4,867	$6.47
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax (1)	(931)	(1.24)	2,043	2.72	(1,592)	(2.12)	1,071	1.42
Non-operating foreign exchange gain (loss), after-tax (2)	181	0.24	(31)	(0.04)	178	0.24	(259)	(0.34)
Gain (loss) on discontinuance, after-tax	—	—	99	0.13	—	—	99	0.13

Operating Earnings (3)	$775	$1.03	$1,442	$1.92	$2,640	$3.51	$3,956	$5.26

(1)	In the 2009 third quarter results, the unrealized mark-to-market accounting gains (losses), after-tax primarily represents the reversal of gains (losses) recognized in prior periods. The realized gains (losses), after-tax represents the recording of the final resulting settlement of hedge positions.

(2)	After-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax realized foreign exchange gains (losses) on settlement of intercompany transactions and future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt . The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(3)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gains (losses) on discontinuance, after-tax effect of unrealized mark-to-market accounting gains (losses) on derivative instruments, after-tax gains (losses) on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. The Company’s calculation of Operating Earnings excludes foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)	Per Common Share — diluted.
Foreign Exchange
As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate decreased 5 percent to $0.911 in the third quarter of 2009 compared to $0.961 in the third quarter of 2008 and decreased 13 percent to $0.855 in the nine months of 2009 compared to $0.982 in the nine months of 2008. The table below summarizes the impacts of these changes on EnCana’s reported results when compared to the same periods in the prior year.

	Three Months Ended		Nine Months Ended
	September 30, 2009		September 30, 2009
Average U.S./Canadian Dollar Exchange Rate	$0.911		$0.855
Change from comparative period in prior year	(0.050)		(0.127)

($ millions, except $/Mcfe amounts)	$ millions	$/Mcfe	$ millions	$/Mcfe

Increase (decrease) in:
Capital Investment	$(37)		$(294)
Upstream Operating Expense	(15)	(0.04)	(126)	(0.10)
Other Operating Expense (1)	(1)		(6)
Administrative Expense	(4)	(0.01)	(29)	(0.02)
DD&A Expense	(31)		(241)

(1)	Expenses related to Market Optimization and Corporate and Other.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Results of Operations
Production Volumes

	Nine Months Ended
	September 30		2009			2008				2007
	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Produced Gas (MMcf/d)	3,735	3,830	3,551	3,788	3,869	3,858	3,917	3,841	3,733	3,722
Crude Oil (bbls/d)	114,593	106,507	118,755	112,968	111,981	110,628	106,826	101,153	111,538	108,958
NGLs (bbls/d)	21,824	26,311	20,507	22,685	22,299	25,222	26,730	26,450	25,750	27,179

Total (MMcfe/d) (1)	4,554	4,627	4,387	4,602	4,675	4,673	4,718	4,607	4,557	4,539

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Key Resource Plays

	Three Months Ended September 30					Nine Months Ended September 30
				Drilling Activity					Drilling Activity
	Daily Production			(net wells drilled)		Daily Production			(net wells drilled)
		2009 vs					2009 vs
	2009	2008	2008	2009	2008	2009	2008	2008	2009	2008
Natural Gas (MMcf/d)
Jonah	521	-15%	615	20	43	573	-7%	613	85	135
Piceance	334	-18%	407	25	94	358	-7%	387	113	258
East Texas	305	-10%	339	4	22	339	10%	309	30	55
Fort Worth	135	-9%	148	1	21	141	-1%	142	23	62
Greater Sierra	189	-17%	228	17	29	206	-5%	217	42	92
Cutbank Ridge	322	—	322	18	17	328	13%	291	56	65
Bighorn	154	-17%	185	17	11	165	-1%	167	52	59
CBM	318	3%	309	37	78	319	5%	303	316	339
Shallow Gas	649	-6%	691	55	233	661	-6%	706	436	812

	2,927	-10%	3,244	194	548	3,090	-1%	3,135	1,153	1,877

Oil (bbls/d)
Foster Creek	38,954	44%	26,979	2	6	33,830	36%	24,936	18	19
Christina Lake	6,097	33%	4,568	—	—	6,360	76%	3,606	—	—

	45,051	43%	31,547	2	6	40,190	41%	28,542	18	19
Pelican Lake	20,566	-7%	22,196	—	—	20,354	-10%	22,510	5	—
Weyburn	14,947	10%	13,590	—	4	15,423	14%	13,583	—	18

	80,564	20%	67,333	2	10	75,967	18%	64,635	23	37

Total (MMcfe/d)	3,410	-7%	3,648	196	558	3,546	1%	3,523	1,176	1,914

Total production volumes decreased 7 percent or 331 MMcfe/d in the third quarter of 2009 compared to the third quarter of 2008 primarily due to decreased production from EnCana’s natural gas key resource plays of 10 percent, mainly attributable to shut-in and curtailed production and delayed well completions and tie-ins due to the low price environment, as well as natural declines in conventional properties partially offset by a 43 percent increase in production volumes at the Foster Creek/Christina Lake key resource plays and lower royalties in other properties.
Total production volumes decreased 2 percent or 73 MMcfe/d in the nine months of 2009 compared to the nine months of 2008 primarily due to natural declines in conventional properties as well as shut-in and curtailed production and delayed well completions and tie-ins due to the low price environment partially offset by a 41 percent increase in production volumes at the Foster Creek/Christina Lake key resource plays and lower royalties in other properties.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Operating Netback Information

	Three Months Ended September 30
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/Mcfe)	($/Mcf)	($/bbl)	($/Mcfe)

Price	$3.11	$57.40	$4.36	$8.74	$98.85	$10.04
Expenses
Production and mineral taxes	0.05	0.95	0.07	0.31	2.09	0.32
Transportation and selling	0.58	1.54	0.52	0.57	1.72	0.53
Operating	0.78	8.30	0.90	0.61	8.66	0.75

Netback excluding Realized Financial Hedging	1.70	46.61	2.87	7.25	86.38	8.44
Realized Financial Hedging Gain (Loss)	4.20	(0.01)	3.39	(0.80)	(7.97)	(0.89)

Netback including Realized Financial Hedging	$5.90	$46.60	$6.26	$6.45	$78.41	$7.55

	Nine Months Ended September 30
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/Mcfe)	($/Mcf)	($/bbl)	($/Mcfe)

Price	$3.50	$46.58	$4.26	$8.78	$91.72	$9.90
Expenses
Production and mineral taxes	0.09	0.92	0.10	0.32	1.88	0.32
Transportation and selling	0.52	1.49	0.47	0.56	1.62	0.51
Operating	0.76	8.38	0.87	0.87	10.30	1.02

Netback excluding Realized Financial Hedging	2.13	35.79	2.82	7.03	77.92	8.05
Realized Financial Hedging Gain (Loss)	3.68	1.06	3.05	(0.61)	(8.23)	(0.74)

Netback including Realized Financial Hedging	$5.81	$36.85	$5.87	$6.42	$69.69	$7.31

Netbacks, excluding financial hedges, decreased significantly during the third quarter and nine months of 2009 compared to 2008 primarily due to lower commodity prices partially offset by lower total expenses and the impact of the lower U.S./Canadian dollar exchange rate.
As part of ongoing efforts to maintain financial resilience and flexibility, EnCana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 17 to the Interim Consolidated Financial Statements. As evidenced in the table above, EnCana has benefited significantly from its hedging program during this period of weaker commodity prices.
Net Capital Investment

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008
Canada
Canadian Plains	$104	$173	$332	$593
Canadian Foothills	505	473	1,250	1,836
Integrated Oil — Canada	111	142	340	494
USA	346	621	1,271	1,800
Downstream Refining	266	133	695	310
Market Optimization	1	4	(2)	11
Corporate & Other	5	42	38	111

Capital Investment	1,338	1,588	3,924	5,155
Acquisitions	15	878	128	1,214
Divestitures	(977)	(442)	(1,030)	(593)

Net Capital Investment	$376	$2,024	$3,022	$5,776

EnCana’s capital investment for the nine months ended September 30, 2009 was funded by Cash Flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Capital investment during the nine months of 2009 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil refining capacity through its joint venture with ConocoPhillips. Reported capital investment was lower due to reduced upstream activity levels as well as the change in the average U.S./Canadian dollar exchange rate, which decreased capital investment by $294 million in the nine months of 2009 compared to the same period in 2008. Further information regarding the Company’s capital investment can be found in the Divisional Results section of this MD&A.
Acquisitions and Divestitures
On May 5, 2009, the Company acquired the common shares of Kerogen Resources Canada, ULC for net cash consideration of $24 million. The acquisition included $37 million of property, plant and equipment and the assumption of $6 million of current liabilities and $7 million of future income taxes. The operations are included in the Canadian Foothills Division. Acquisitions in the nine months of 2008 included land purchases of approximately $1,089 million in the Haynesville Shale play in Louisiana.
In the nine months of 2009, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $957 million (2008 — $218 million) in Canadian Foothills and $70 million (2008 — $123 million) in the USA. In September 2008, the Company completed the sale of its interests in Brazil for net proceeds of $164 million resulting in a gain on sale of $124 million. After recording income tax of $25 million, EnCana recorded an after-tax gain of $99 million.
The Company also had some other minor property acquisitions and divestitures in the nine months of 2009 and 2008.
In early November 2009, EnCana sold its Senlac heavy oil assets in west central Saskatchewan for approximately $83 million.
Free Cash Flow
EnCana’s third quarter 2009 Free Cash Flow of $741 million and nine months 2009 Free Cash Flow of $2,252 million were lower compared to the same periods in 2008. Reasons for the decrease in total Cash Flow and Capital Investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008
Cash Flow (1)	$2,079	$2,809	$6,176	$8,087
Capital Investment	1,338	1,588	3,924	5,155

Free Cash Flow (2)	$741	$1,221	$2,252	$2,932

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.

(2)	Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Divisional Results
EnCana Post-Arrangement Operating Divisions
As discussed in EnCana’s Business section of this MD&A, the Company announced its plan to split into two independent energy companies. EnCana’s divisions, post-Arrangement, will include Canadian Foothills and USA.
CANADIAN FOOTHILLS
Financial Results
Three Months Ended September 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$314	$77	$11	$402	$1,123	$189	$14	$1,326
Realized Financial Hedging Gain (Loss)	447	—	—	447	(141)	(17)	—	(158)
Expenses
Production and mineral taxes	2	—	—	2	12	2	—	14
Transportation and selling	38	2	—	40	54	3	—	57
Operating	118	5	3	126	108	7	5	120

Operating Cash Flow	$603	$70	$8	$681	$808	$160	$9	$977

Nine Months Ended September 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$1,232	$208	$31	$1,471	$3,159	$542	$47	$3,748
Realized Financial Hedging Gain (Loss)	1,200	—	—	1,200	(268)	(48)	—	(316)
Expenses
Production and mineral taxes	11	2	—	13	26	4	—	30
Transportation and selling	109	6	—	115	158	9	—	167
Operating	362	17	10	389	432	30	16	478

Operating Cash Flow	$1,950	$183	$21	$2,154	$2,275	$451	$31	$2,757

Production Volumes

	Nine Months Ended
	September 30		2009			2008				2007
	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Produced Gas (MMcf/d)	1,275	1,299	1,201	1,343	1,281	1,302	1,351	1,289	1,256	1,313
Crude Oil (bbls/d)	7,623	8,486	6,943	7,800	8,140	8,437	8,217	8,376	8,867	8,441
NGLs (bbls/d)	9,404	11,588	8,966	9,824	9,427	11,265	11,730	11,779	11,256	10,966

Total (MMcfe/d) (1)	1,377	1,419	1,296	1,449	1,386	1,420	1,471	1,410	1,377	1,429

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Produced Gas
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $221 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $659 million impact resulting from a 68 percent decrease in natural gas prices, excluding the impact of financial hedging; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
•	A $150 million impact resulting from an 11 percent decrease in natural gas production volumes. Produced gas volumes decreased in the third quarter of 2009 as a result of delayed well completions and tie-ins due to the low price environment, program deferrals and shut-in volumes as well as natural declines at conventional properties and the volume impact of property divestitures in 2008 and 2009 partially offset by lower royalties;
partially offset by:
•	Realized financial hedging gains of $447 million or $4.15 per Mcf in 2009 compared to losses of $141 million or $1.13 per Mcf in 2008.
The decrease in Canadian Foothills natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials.
Canadian Foothills production and mineral taxes of $2 million in 2009 decreased $10 million or 83 percent compared to 2008 primarily as a result of lower natural gas prices.
Canadian Foothills natural gas transportation and selling costs of $38 million in 2009 decreased $16 million or 30 percent compared to 2008 due to lower volumes transported to the U.S and the lower U.S./Canadian dollar exchange rate.
Canadian Foothills natural gas operating expenses of $118 million in 2009 were $10 million or 9 percent higher compared to 2008 primarily as a result of higher long-term compensation costs due to the change in the EnCana share price partially offset by the lower U.S./Canadian dollar exchange rate, reduced repairs and maintenance costs due to less activity and lower electricity costs.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $459 million in the nine months of 2009 compared to the same period in 2008 due to:
•	A $1,831 million impact resulting from a 60 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•	A $96 million impact resulting from a 2 percent decrease in natural gas production volumes. Produced gas volumes decreased in the nine months of 2009 as a result of delayed well completions and tie-ins due to the low price environment, program deferrals and shut-in volumes as well as natural declines at conventional properties and the volume impact of property divestitures in 2008 and 2009 partially offset by the impact of lower royalties;
partially offset by:
•	Realized financial hedging gains of $1,200 million or $3.48 per Mcf in 2009 compared to losses of $268 million or $0.75 per Mcf in 2008.
The decrease in Canadian Foothills natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials.
Canadian Foothills production and mineral taxes of $11 million in 2009 decreased $15 million or 58 percent compared to 2008 primarily as a result of lower natural gas prices.
Canadian Foothills natural gas transportation and selling costs of $109 million in 2009 decreased $49 million or 31 percent compared to 2008 due to the lower U.S./Canadian dollar exchange rate and lower volumes transported to the U.S.
Canadian Foothills natural gas operating expenses of $362 million in 2009 were $70 million or 16 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, reduced repairs and maintenance costs due to less activity and lower electricity costs.
Crude Oil and NGLs
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $95 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $74 million impact resulting from a 47 percent decrease in crude oil prices and 51 percent decrease in NGLs prices, excluding financial hedges; and

•	A $38 million impact resulting from a 16 percent decrease in crude oil volumes and 24 percent decrease in NGLs volumes. The decreases were due to natural declines and the volume impact of property divestitures;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
partially offset by:
•	Realized financial hedging losses on liquids of $17 million or $9.20 per bbl in 2008, with no comparable amount in 2009.
Canadian Foothills crude oil prices decreased 47 percent to $59.46 per bbl in 2009 from $112.73 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices and changes in the average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were approximately $7 million or $9.53 per bbl in 2008, with no comparable amount in 2009.
Canadian Foothills NGLs prices decreased 51 percent to $47.08 per bbl in 2009 from $95.49 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $286 million in the nine months of 2009 compared to the same period in 2008 due to:
•	A $250 million impact resulting from a 54 percent decrease in crude oil prices and 56 percent decrease in NGLs prices, excluding financial hedges; and

•	An $84 million impact resulting from a 10 percent decrease in crude oil volumes and 19 percent decrease in NGLs volumes. The decreases were due to natural declines and the volume impact of property divestitures;
partially offset by:
•	Realized financial hedging losses on liquids of less than $1 million in 2009 compared to losses of $48 million or $8.70 per bbl in 2008.
Canadian Foothills crude oil prices decreased 54 percent to $49.52 per bbl in 2009 from $106.53 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices and changes in the average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were less than $1 million in 2009 compared to losses of approximately $20 million or $8.61 per bbl in 2008.
Canadian Foothills NGLs prices decreased 56 percent to $40.92 per bbl in 2009 from $92.69 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Foothills crude oil operating costs of $17 million in 2009 were $13 million or 43 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, lower electricity costs and lower workover costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Capital Investment
Canadian Foothills capital investment of $1,250 million during the nine months of 2009 was primarily focused on the coalbed methane (“CBM”), Cutbank Ridge, Greater Sierra and Bighorn key resource plays. The $586 million decrease compared to 2008 was primarily due to lower drilling and completion costs as well as the lower U.S./Canadian dollar exchange rate partially offset by higher activity in Deep Panuke. Canadian Foothills drilled 476 net wells in the nine months of 2009 compared to 641 net wells in 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
USA
Financial Results
Three Months Ended September 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total

Revenues, Net of Royalties and Hedging	$477	$53	$24	$554	$1,315	$124	$90	$1,529
Realized Financial Hedging Gain (Loss)	607	—	—	607	(52)	—	—	(52)
Expenses
Production and mineral taxes	12	5	—	17	86	11	—	97
Transportation and selling	139	—	—	139	132	—	—	132
Operating	78	—	22	100	59	—	68	127

Operating Cash Flow	$855	$48	$2	$905	$986	$113	$22	$1,121

Nine Months Ended September 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total

Revenues, Net of Royalties and Hedging	$1,520	$132	$83	$1,735	$3,945	$353	$249	$4,547
Realized Financial Hedging Gain (Loss)	1,726	—	—	1,726	(191)	—	—	(191)
Expenses
Production and mineral taxes	66	12	—	78	280	31	—	311
Transportation and selling	387	—	—	387	367	—	—	367
Operating	237	—	77	314	266	—	216	482

Operating Cash Flow	$2,556	$120	$6	$2,682	$2,841	$322	$33	$3,196

Production Volumes

	Nine Months Ended
	September 30		2009			2008				2007
	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Produced Gas (MMcf/d)	1,616	1,618	1,524	1,581	1,746	1,677	1,674	1,629	1,552	1,464
NGLs (bbls/d)	11,227	13,524	10,325	11,699	11,671	12,831	13,853	13,482	13,232	14,791
Total (MMcfe/d) (1)	1,683	1,699	1,586	1,651	1,816	1,754	1,757	1,710	1,631	1,553

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Produced Gas
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $179 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $720 million impact resulting from a 60 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•	A $118 million impact resulting from a 9 percent decrease in natural gas production volumes. Produced gas volumes in the USA decreased in the third quarter of 2009 primarily as a result of shut-in and curtailed production as well as delayed well completions due to the low price environment partially offset by drilling and operational success;
partially offset by:
•	Realized financial hedging gains of $607 million or $4.33 per Mcf in 2009 compared to losses of $52 million or $0.34 per Mcf in 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
The decrease in USA natural gas prices in 2009, excluding the impact of financial hedges, reflects the changes in NYMEX, Rockies (Opal) and Texas (HSC) benchmark prices and changes in the basis differentials.
Natural gas production and mineral taxes for the USA of $12 million in 2009 decreased $74 million or 86 percent compared to 2008 primarily as a result of lower natural gas prices.
Natural gas operating expenses for the USA of $78 million in 2009 were $19 million or 32 percent higher compared to 2008 as a result of higher long-term compensation costs due to the change in the EnCana share price partially offset by well shut-ins and less activity resulting in lower labour, repairs and maintenance, water disposal and hauling and workover costs.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $508 million in the nine months of 2009 compared to the same period in 2008 due to:
•	A $2,406 million impact resulting from a 61 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•	A $19 million impact resulting from a slight decrease in natural gas production volumes. Drilling and operational success in Haynesville and East Texas were offset by shut-in and curtailed production as well as delayed well completions due to the low price environment;
partially offset by:
•	Realized financial hedging gains of $1,726 million or $3.91 per Mcf in 2009 compared to losses of $191 million or $0.43 per Mcf in 2008.
The decrease in USA natural gas prices in 2009, excluding the impact of financial hedges, reflects the changes in NYMEX, Rockies (Opal) and Texas (HSC) benchmark prices and changes in the basis differentials.
Natural gas production and mineral taxes for the USA of $66 million in 2009 decreased $214 million or 76 percent compared to 2008 primarily as a result of lower natural gas prices and high cost well tax credits.
Natural gas transportation and selling costs for the USA of $387 million in 2009 increased $20 million or 5 percent compared to 2008 primarily as a result of higher unutilized transportation commitments.
Natural gas operating expenses for the USA of $237 million in 2009 were $29 million or 11 percent lower compared to 2008 as a result of well shut-ins and less activity resulting in lower repairs and maintenance, labour, water disposal and hauling and workover costs.
Crude Oil and NGLs
All of EnCana’s liquids production in the USA relates to NGLs.
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $71 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $39 million impact resulting from a 43 percent decrease in NGLs prices; and

•	A $32 million impact resulting from a 25 percent decrease in NGLs volumes.
USA NGLs prices decreased 43 percent to $55.60 per bbl in 2009 from $97.63 per bbl in 2008 primarily as a result of the change in the WTI benchmark price.
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $221 million in the nine months of 2009 compared to the same period in 2008 due to:
•	A $160 million impact resulting from a 55 percent decrease in NGLs prices; and

•	A $61 million impact resulting from a 17 percent decrease in NGLs volumes.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
USA NGLs prices decreased 55 percent to $43.05 per bbl in 2009 from $95.35 per bbl in 2008 primarily as a result of the change in the WTI benchmark price.
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Capital Investment
USA capital investment of $1,271 million during the nine months of 2009 was primarily focused on the East Texas and Jonah key resource plays, as well as one of EnCana’s emerging shale plays at Haynesville. The $529 million decrease compared to 2008 was primarily due to lower activity in the Piceance, East Texas, Jonah and Fort Worth key resource plays partially offset by increased drilling and facility spending in Haynesville. The number of net wells drilled in the USA in the nine months of 2009 decreased to 319 from 571 in 2008.
Cenovus Post-Arrangement Operating Divisions
As discussed in EnCana’s Business section of this MD&A, the Company announced its plan to split into two independent energy companies. Cenovus’s divisions, post-Arrangement, will include Integrated Oil and Canadian Plains.
INTEGRATED OIL
Foster Creek/Christina Lake Operations
EnCana is a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.
The current plan of the upstream business is to increase production capacity at Foster Creek/Christina Lake to approximately 218,000 bbls/d (on a 100 percent basis) of bitumen with the completion of current expansion phases in 2013.
Financial Results
Three Months Ended September 30, 2009 versus 2008

	Oil
($ millions)	2009	2008

Revenues, Net of Royalties and Hedging	$345	$383
Realized Financial Hedging Gain (Loss)	—	(21)
Expenses
Transportation and selling	120	137
Operating	45	42

Operating Cash Flow	$180	$183

Nine Months Ended September 30, 2009 versus 2008

	Oil
($ millions)	2009	2008

Revenues, Net of Royalties and Hedging	$748	$977
Realized Financial Hedging Gain (Loss)	37	(79)
Expenses
Transportation and selling	286	380
Operating	123	133

Operating Cash Flow	$376	$385

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Production Volumes

	Nine Months Ended
	September 30			2009			2008			2007
	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Crude Oil (bbls/d)	40,190	28,542	45,051	40,677	34,729	35,068	31,547	24,671	29,376	27,190

Total (MMcfe/d) (1)	241	171	270	244	208	210	189	148	176	163

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Crude Oil
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $17 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $142 million impact resulting from a decrease in crude oil prices, excluding financial hedges;

•	A $22 million impact resulting from a decrease in average prices of condensate partially offset by an increase in condensate volumes used for blending with heavy oil;
partially offset by:
•	A $126 million impact resulting from a 50 percent increase in crude oil sales volumes attributable to a 43 percent increase in production volumes and changes in inventory levels; and

•	Realized financial hedging losses primarily on condensate used for blending of less than $1 million in 2009 compared to losses of $21 million in 2008.
Foster Creek/Christina Lake bitumen prices decreased 37 percent to $57.12 per bbl in 2009 from $91.21 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices which includes changes in the average differentials. WCS as a percentage of WTI was 85 percent in 2009 and 2008.
Crude oil transportation and selling costs of $120 million in 2009 decreased $17 million or 12 percent compared to 2008 primarily due to a decrease in average prices of condensate partially offset by an increase in condensate volumes used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $113 million in the nine months of 2009 compared to the same period in 2008 due to:
•	A $393 million impact resulting from a decrease in crude oil prices, excluding financial hedges;

•	A $104 million impact resulting from a decrease in average prices of condensate partially offset by an increase in condensate volumes used for blending with heavy oil;
partially offset by:
•	A $268 million impact resulting from a 44 percent increase in crude oil sales volumes attributable to a 41 percent increase in production volumes and changes in inventory levels; and

•	Realized financial hedging gains primarily on condensate used for blending of $37 million in 2009 compared to losses of $79 million in 2008.
Foster Creek/Christina Lake bitumen prices decreased 44 percent to $45.41 per bbl in 2009 from $81.64 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices which includes changes in the average differentials. WCS as a percentage of WTI was 85 percent in 2009 compared to 82 percent in 2008.
Crude oil transportation and selling costs of $286 million in 2009 decreased $94 million or 25 percent compared to 2008 primarily due to a decrease in average prices of condensate partially offset by an increase in condensate volumes used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.
Crude oil operating costs of $123 million in 2009 were $10 million or 8 percent lower compared to 2008 mainly due to lower fuel gas costs and the lower U.S./Canadian dollar exchange rate partially offset by increased workover and repairs and maintenance costs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Downstream Operations
Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Revenues	$1,610	$2,699	$3,849	$7,514
Expenses
Operating	99	116	329	375
Purchased product	1,425	2,679	3,221	6,800

Operating Cash Flow	$86	$(96)	$299	$339

The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis).
The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). The Borger refinery is capable of refining approximately 35,000 bbls/d of heavy crude oil (on a 100 percent basis).
The current plan of the downstream business is to refine approximately 275,000 bbls/d (on a 100 percent basis) of heavy crude oil (approximately 150,000 bbls/d of bitumen equivalent) to primarily motor fuels upon the completion of the Wood River CORE project in 2011. As at September 30, 2009, the Wood River and Borger refineries had processing capability to refine approximately 145,000 bbls/d (on a 100 percent basis) of heavy crude oil (approximately 70,000 bbls/d of bitumen equivalent).
The two refineries have a combined crude oil refining capacity of approximately 452,000 bbls/d (on a 100 percent basis) and operated at an average 94 percent of that capacity during the third quarter of 2009 compared to 91 percent in 2008 and 90 percent during the nine months of 2009 compared to 93 percent in 2008. Refinery crude utilization was lower in 2009 primarily due to unplanned refinery unit outages and maintenance activities. Refined products averaged 451,000 bbls/d (225,500 bbls/d net to EnCana) in the third quarter of 2009 compared to 438,000 bbls/d (219,000 bbls/d net to EnCana) in 2008 and 433,000 bbls/d (216,500 bbls/d net to EnCana) in the nine months of 2009 compared to 446,000 bbls/d (223,000 bbls/d net to EnCana) in 2008.
Three Months Ended September 30, 2009 versus 2008
Operating Cash Flow increased $182 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $139 million increase resulting from lower purchased product costs in 2009 compared to 2008 when higher priced product was drawn out of inventory for processing;

•	A $26 million increase resulting mainly from improved margins on fixed price refined products combined with higher refinery utilization; and

•	A $17 million reduction of operating expenses mainly due to lower energy costs.
Nine Months Ended September 30, 2009 versus 2008
Operating Cash Flow decreased $40 million in the nine months of 2009 compared to the same period in 2008 due to:
•	A $72 million decrease due to weaker refinery margins combined with lower refinery utilization;
partially offset by:
•	A $46 million reduction of operating expenses mainly due to lower energy costs.
Other Integrated Oil Operations
In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac.
Gas production volumes from Athabasca were 51 MMcf/d in the third quarter of 2009 compared to 61 MMcf/d in 2008. The decrease in production volumes was the result of increased internal usage of natural gas to supply a portion of the fuel gas

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
requirements at Foster Creek and expected natural declines. Production volumes were 55 MMcf/d in the nine months of 2009 compared to 64 MMcf/d in 2008 primarily due to increased internal usage of gas and expected natural declines.
Oil production volumes from Senlac were 4,401 bbls/d in the third quarter of 2009 compared to 2,273 bbls/d in 2008 and 2,765 bbls/d in the nine months of 2009 compared to 2,930 bbls/d in 2008. The increase in volumes at Senlac during the third quarter of 2009 was a result of new wells coming on production.
In early November 2009, EnCana sold its Senlac heavy oil assets in west central Saskatchewan for approximately $83 million.
Capital Investment

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Integrated Oil — Canada	$111	$142	$340	$494
Downstream Refining	266	133	695	310

Total Integrated Oil Division	$377	$275	$1,035	$804

Integrated Oil Division capital investment of $1,035 million during the nine months of 2009 was primarily focused on continued development of the Foster Creek and Christina Lake key resource plays and on the CORE project at the Wood River refinery. The $231 million increase in capital investment in the nine months of 2009 compared to the same period in 2008 was primarily due to:
•	Spending related to the Wood River CORE project increased $354 million to $571 million in the first nine months of 2009 compared to $217 million in the same period in 2008. The CORE project is expected to cost approximately $1.8 billion net to EnCana and is anticipated to be completed and in operation in 2011. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and more than double heavy crude oil refining capacity at Wood River to 240,000 bbls/d (on a 100 percent basis) . At September 30, 2009, construction on the CORE project was approximately 62 percent complete;
partially offset by:
•	Lower facility costs with substantial completion of the Foster Creek Phases D and E expansions late in the fourth quarter of 2008. These expansions have increased plant capacity to 120,000 bbls/d (on a 100 percent basis);

•	Lower drilling costs mainly due to drilling fewer stratigraphic test wells (net to EnCana 2009 — 40; 2008 — 137) at Foster Creek, Christina Lake, Borealis and Senlac related to the next phases of development; and

•	The lower U.S./Canadian dollar exchange rate.
CANADIAN PLAINS
Financial Results
Three Months Ended September 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total

Revenues, Net of Royalties and Hedging	$204	$385	$3	$592	$663	$689	$4	$1,356
Realized Financial Hedging Gain (Loss)	283	—	—	283	(87)	(56)	—	(143)
Expenses
Production and mineral taxes	3	6	—	9	14	13	—	27
Transportation and selling	10	38	—	48	18	88	—	106
Operating	56	55	—	111	44	51	1	96

Operating Cash Flow	$418	$286	$3	$707	$500	$481	$3	$984

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Nine Months Ended September 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total

Revenues, Net of Royalties and Hedging	$755	$975	$9	$1,739	$1,966	$1,989	$8	$3,963
Realized Financial Hedging Gain (Loss)	728	3	—	731	(171)	(163)	—	(334)
Expenses
Production and mineral taxes	11	19	—	30	32	32	—	64
Transportation and selling	31	132	—	163	55	275	—	330
Operating	158	161	3	322	191	191	3	385

Operating Cash Flow	$1,283	$666	$6	$1,955	$1,517	$1,328	$5	$2,850

Production Volumes

	Nine Months Ended
	September 30		2009			2008				2007
	2009	2008	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Produced Gas (MMcf/d)	789	849	775	792	800	820	831	856	860	876
Crude Oil (bbls/d)	64,015	66,549	62,360	62,691	67,043	64,990	64,789	65,097	69,781	70,287
NGLs (bbls/d)	1,193	1,199	1,216	1,162	1,201	1,126	1,147	1,189	1,262	1,422
Total (MMcfe/d) (1)	1,180	1,255	1,156	1,175	1,209	1,217	1,227	1,253	1,286	1,306

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Produced Gas
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $89 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $414 million impact resulting from a 67 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•	A $45 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the third quarter of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties partially offset by lower royalties;
partially offset by:
•	Realized financial hedging gains of $283 million or $3.98 per Mcf in 2009 compared to losses of $87 million or $1.14 per Mcf in 2008.
The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials.
Canadian Plains natural gas production and mineral taxes of $3 million in 2009 decreased $11 million or 79 percent compared to 2008 primarily as a result of lower natural gas prices.
Canadian Plains natural gas transportation and selling costs of $10 million in 2009 decreased $8 million or 44 percent compared to 2008 due to lower volumes and costs to eastern Canada and the U.S. as well as the lower U.S./Canadian dollar exchange rate.
Canadian Plains natural gas operating expenses of $56 million in 2009 were $12 million or 27 percent higher compared to 2008 primarily as a result of higher long-term compensation costs due to the change in the EnCana share price and higher property tax and lease costs partially offset by the lower U.S./Canadian dollar exchange rate as well as lower repairs and maintenance and workover costs.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $312 million in the nine months of 2009 compared to the same period in 2008 due to:

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
•	A $1,065 million impact resulting from a 58 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•	A $146 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the nine months of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties partially offset by lower royalties;
partially offset by:
•	Realized financial hedging gains of $728 million or $3.38 per Mcf in 2009 compared to losses of $171 million or $0.73 per Mcf in 2008.
The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials.
Canadian Plains natural gas production and mineral taxes of $11 million in 2009 decreased $21 million or 66 percent compared to 2008 primarily as a result of lower natural gas prices.
Canadian Plains natural gas transportation and selling costs of $31 million in 2009 decreased $24 million or 44 percent compared to 2008 due to lower volumes and costs to eastern Canada and the U.S. as well as the lower U.S./Canadian dollar exchange rate.
Canadian Plains natural gas operating expenses of $158 million in 2009 were $33 million or 17 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower repairs and maintenance and workover costs partially offset by higher property tax and lease costs.
Crude Oil and NGLs
Three Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $248 million in the third quarter of 2009 compared to the same period in 2008 due to:
•	A $252 million impact resulting from a 41 percent decrease in crude oil prices and 54 percent decrease in NGLs prices, excluding financial hedges;

•	A $43 million impact resulting from a decrease in average prices and volume of condensate used for blending with heavy oil; and

•	A $9 million impact resulting from a 4 percent decrease in crude oil volumes partially offset by 6 percent increase in NGLs volumes. Production in 2009 from the Pelican Lake key resource play of 20,566 bbls/d was down 7 percent and from Suffield of 11,013 bbls/d was down 12 percent primarily due to natural declines. These were partially offset by lower royalties and a 10 percent increase in production at Weyburn, which averaged 14,947 bbls/d in 2009, mainly due to well optimizations;
partially offset by:
•	Realized financial hedging gains on liquids of less than $1 million in 2009 compared to losses of $56 million or $9.28 per bbl in 2008.
Canadian Plains crude oil prices decreased 41 percent to $59.45 per bbl in 2009 from $101.33 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices and changes in the average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were less than $1 million in 2009 compared to losses of approximately $55 million or $9.27 per bbl in 2008.
Canadian Plains NGLs prices decreased 54 percent to $44.88 per bbl in 2009 from $98.35 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Plains crude oil transportation and selling costs of $38 million in 2009 decreased $50 million or 57 percent compared to 2008 primarily due to a decrease in average prices and volume of condensate used for blending with heavy oil and the lower U.S./Canadian dollar exchange rate.
Nine Months Ended September 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $848 million in the nine months of 2009 compared to the same period in 2008 due to:

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
•	A $806 million impact resulting from a 48 percent decrease in crude oil prices and 56 percent decrease in NGLs prices, excluding financial hedges;

•	A $133 million impact resulting from a decrease in average prices and volume of condensate used for blending with heavy oil; and

•	A $75 million impact resulting from a 4 percent decrease in crude oil volumes and 1 percent decrease in NGLs volumes. Production in 2009 from the Pelican Lake key resource play of 20,354 bbls/d was down 10 percent mainly due to natural declines and a scheduled facility turnaround. Suffield production of 12,314 bbls/d was down 7 percent primarily due to natural declines. These decreases were partially offset by lower royalties. In addition, production at Weyburn increased 14 percent to average 15,423 bbls/d in 2009 mainly due to lower royalties and well optimizations;
partially offset by:
•	Realized financial hedging gains on liquids of $3 million or $0.15 per bbl in 2009 compared to losses of $163 million or $8.71 per bbl in 2008.
Canadian Plains crude oil prices decreased 48 percent to $48.44 per bbl in 2009 from $93.39 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices and changes in the average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were approximately $3 million or $0.16 per bbl in 2009 compared to losses of approximately $160 million or $8.72 per bbl in 2008.
Canadian Plains NGLs prices decreased 56 percent to $39.44 per bbl in 2009 from $89.56 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Plains production and mineral taxes of $19 million in 2009 decreased $13 million or 41 percent compared to 2008 primarily as a result of lower crude oil prices.
Canadian Plains crude oil transportation and selling costs of $132 million in 2009 decreased $143 million or 52 percent compared to 2008 primarily due to a decrease in average prices and volume of condensate used for blending with heavy oil and the lower U.S./Canadian dollar exchange rate.
Canadian Plains crude oil operating costs of $161 million in 2009 were $30 million or 16 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, reduced workover costs and lower chemicals costs partially offset by higher repairs and maintenance costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Capital Investment
Canadian Plains capital investment of $332 million during the nine months of 2009 was primarily focused on the Shallow Gas, Pelican Lake and Weyburn key resource plays. The $261 million decrease compared to 2008 was primarily due to lower drilling, completion and facility costs resulting from fewer wells drilled and tied in and the lower U.S./Canadian dollar exchange rate. Canadian Plains drilled 559 net wells in the nine months of 2009 compared to 1,034 net wells in 2008, consistent with the planned reduction in spending in 2009.
Depreciation, Depletion and Amortization
Total DD&A expenses of $992 million in the third quarter of 2009 decreased $103 million or 9 percent compared to 2008. Total DD&A expenses of $2,955 million in the nine months of 2009 decreased $272 million or 8 percent compared to 2008.
Upstream DD&A
EnCana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
Three Months Ended September 30, 2009 versus 2008
Upstream DD&A expenses of $910 million in the third quarter of 2009 decreased $103 million or 10 percent compared to 2008 due to:
•	DD&A expenses in Canada for 2009 were lower than 2008 primarily as a result of lower production volumes and the lower U.S./Canadian dollar exchange rate partially offset by higher DD&A rates resulting from higher future development costs; and

•	DD&A expenses in the USA for 2009 were lower than 2008 primarily due to lower production volumes as well as lower DD&A rates resulting from lower future development costs and higher proved reserves.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Nine Months Ended September 30, 2009 versus 2008
Upstream DD&A expenses of $2,712 million in the nine months of 2009 decreased $258 million or 9 percent compared to 2008 due to:
•	DD&A expenses in Canada for 2009 were lower than 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate and lower production volumes partially offset by higher DD&A rates resulting from higher future development costs; and

•	DD&A expenses in the USA for 2009 were lower than 2008 primarily due to lower DD&A rates resulting from lower future development costs and higher proved reserves.
Downstream DD&A
EnCana calculates DD&A on a straight-line basis over estimated service lives of approximately 25 years.
Downstream refining DD&A was $49 million in the third quarter of 2009 compared to $50 million in 2008 and $146 million in the nine months of 2009 compared to $138 million in 2008 as a result of a full year of depreciation on prior year capital additions, as well as accelerated depreciation on certain assets expected to be retired sooner than originally anticipated.
Market Optimization
Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Revenues	$381	$840	$1,239	$2,112
Expenses
Operating	11	8	26	27
Purchased product	363	811	1,192	2,046

Operating Cash Flow	7	21	21	39
Depreciation, depletion and amortization	6	4	15	12

Segment Income	$1	$17	$6	$27

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
Revenues and purchased product expenses decreased in the nine months of 2009 compared to 2008 mainly due to decreased pricing partially offset by increases in volume required for Market Optimization.
Capital Investment
Market Optimization capital investment in the nine months of 2009 and 2008 was focused on developing infrastructure for optimization activities and maintaining power generation facilities.
Corporate and Other
Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Revenues	$(1,372)	$3,057	$(2,352)	$1,634
Expenses
Operating	11	(3)	40	(11)
Depreciation, depletion and amortization	27	28	82	107

Segment Income (Loss)	$(1,410)	$3,032	$(2,474)	$1,538

Revenues represent primarily unrealized mark-to-market gains or losses related to financial natural gas and liquids hedge contracts.
Operating expenses in the nine months of 2009 primarily relate to mark-to-market losses on long-term power generation contracts and downstream crude supply positions.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Revenues
Natural Gas	$(1,391)	$2,807	$(2,332)	$1,486
Crude Oil	18	250	(22)	147

	(1,373)	3,057	(2,354)	1,633
Expenses	11	7	37	(6)

	(1,384)	3,050	(2,391)	1,639
Income Tax Expense (Recovery)	(453)	1,007	(799)	568

Unrealized Mark-to-Market Gains (Losses), after-tax	$(931)	$2,043	$(1,592)	$1,071

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 17 to the Interim Consolidated Financial Statements.
Consolidated Expenses

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Administrative	$145	$18	$350	$399
Interest, net	155	147	388	428
Accretion of asset retirement obligation	20	20	56	61
Foreign exchange (gain) loss, net	(114)	110	(116)	170
(Gain) loss on divestitures	(1)	(124)	1	(141)

Administrative expenses increased $127 million in the third quarter of 2009 compared to 2008 primarily due to higher long-term compensation expenses as a result of the change in the EnCana share price and a one time charge for settlement of a lawsuit. Further details regarding the legal settlement are available in the Legal Proceedings section of this MD&A. Administrative expenses decreased $49 million in the nine months of 2009 compared to 2008 as a result of the lower U.S./Canadian dollar exchange rate. In addition, 2008 expenses included higher costs related to the proposed corporate reorganization.
Net interest expense in the nine months of 2009 decreased $40 million from 2008 primarily as a result of lower average outstanding debt. Excluding the Cenovus Notes, EnCana’s total long-term debt including current portion decreased $1,494 million to $8,163 million at September 30, 2009 compared to $9,657 million at September 30, 2008. EnCana’s year-to-date weighted average interest rate on outstanding debt was 5.3 percent in 2009 compared to 5.4 percent in 2008.
The foreign exchange gain of $116 million in the nine months of 2009 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by the foreign exchange revaluation of the partnership contribution receivable, other foreign exchange gains and losses arising from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
Income Tax
Total income tax expense in the nine months of 2009 was $384 million, which was $1,976 million lower than the same period in 2008 due to lower net earnings before income tax, particularly in the US where the statutory income tax rate is higher than in Canada.
Current income tax expense in the nine months of 2009 was $872 million, which is comparable to the same period in 2008. This reflects increased realized hedging gains offset by decreased operating Cash Flows, excluding realized hedging gains.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
EnCana’s effective rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration “permanent differences”, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;

•	International financing; and

•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
If the proposed Arrangement proceeds, it will result in an acceleration of future taxes for Canadian operations that will be recognized in the fourth quarter of 2009. The impact on 2009 current taxes is expected to be an increase of approximately $700 million. This is anticipated to be partially offset by a U.S. tax benefit which will accrue to EnCana in 2010 and subsequent years as a result of returning to independent producer status.
Capital Investment
Corporate and Other capital investment in the nine months of 2009 and 2008 was primarily directed to business information systems, leasehold improvements and office furniture.
Liquidity and Capital Resources

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2009	2008	2009	2008

Net cash from (used in)
Operating activities	$2,697	$3,058	$6,483	$6,812
Investing activities	(3,851)	(2,326)	(6,946)	(5,896)
Financing activities	2,194	(881)	1,445	(837)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	6	(7)	11	(10)

Increase (decrease) in cash and cash equivalents	$1,046	$(156)	$993	$69

Operating Activities
Net cash from operating activities decreased $361 million in the third quarter of 2009 compared to 2008 and $329 million in the nine months of 2009 compared to 2008. Cash Flow was $2,079 million during the third quarter of 2009 compared to $2,809 million in 2008 and $6,176 million during the nine months of 2009 compared to $8,087 million in 2008. Reasons for this change are discussed under the Cash Flow section of this MD&A. Cash from operating activities was also impacted by net changes in other assets and liabilities and net changes in non-cash working capital, primarily from decreases in accounts receivable and accrued revenues and increases in income tax payable offset by decreases in accounts payable and accrued liabilities.
Excluding the impact of current risk management assets and liabilities, the Company had a working capital deficit of $323 million at September 30, 2009 compared to $463 million at September 30, 2008. As is typical in the oil and gas industry, there is a timing difference between cash receipts from sales transactions and payments of trade payables, which often results in a working capital deficit. EnCana anticipates that it will continue to meet the payment terms of its suppliers.
Investing Activities
Net cash used for investing activities in the nine months of 2009 increased $1,050 million compared to the same period in 2008.
Net cash used for investing activities in the nine months of 2009 included restricted cash of $3,619 million that was placed into an escrow account pending release to Cenovus Energy Inc. once the Arrangement has become effective and all of the escrow conditions have been satisfied. Additional information on the restricted cash balance can be found in the Financing

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Activities section of this MD&A. In addition, capital expenditures, including property acquisitions, decreased $2,341 million in the nine months of 2009 compared to 2008 and proceeds from divestitures increased $437 million in the nine months of 2009 compared to 2008. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
In conjunction with the proposed Arrangement, on September 18, 2009, EnCana’s wholly owned subsidiary, Cenovus Energy Inc., completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million issued in three tranches, which are exempt from the registration requirements of the U.S. Securities Act of 1933 under Rule 144A and Regulation S.
The debt securities have been assigned provisional ratings of “BBB+” with a “Stable” outlook by Standard and Poor’s Ratings Services (“S&P”) and “A(low)” by DBRS Limited (“DBRS”), and “Baa2” with a “Stable” outlook by Moody’s Investor Services, Inc. (“Moody’s”). S&P’s rating is contingent on completion of the Arrangement and DBRS expects to finalize its rating if the Arrangement proceeds as expected.
The notes are legal obligations of Cenovus Energy Inc. and have been disclosed on EnCana’s Consolidated Balance Sheet as a separate long-term liability, net of financing costs. The net proceeds of the private offering were placed into an escrow account held by the escrow agent, The Bank of New York Mellon, pending the completion of the Arrangement, pursuant to the terms and conditions of an escrow and security agreement for the benefit of the note holders. The underwriters have deposited $3,468 million into the escrow account and Cenovus Energy Inc. has contributed $151 million into the escrow account so that, in aggregate, the total escrowed funds of $3,619 million will be sufficient to pay the special mandatory redemption price for the notes if the Arrangement does not proceed.
Pursuant to the terms and conditions of the escrow and security agreement, neither EnCana nor Cenovus Energy Inc., or any of their subsidiaries have any rights to, access to, control of, or dominion over, the escrowed funds before the completion of the Arrangement. All amounts in the escrow account will be released to Cenovus Energy Inc. by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective and all of the escrow conditions have been satisfied. If the Arrangement does not proceed, the notes will be subject to a special mandatory redemption at a redemption price, payable from the amounts held in escrow, equal to 101 percent of the aggregate principal amount of the notes plus a penalty payment computed with reference to the expected accrued interest.
Additional information about the calculation of the special mandatory redemption price and other effects of the proposed Arrangement can be found in EnCana’s Information Circular dated October 20, 2009. The cash in escrow has been disclosed as Restricted Cash on EnCana’s Consolidated Balance Sheet and is not available for current use.
Upon completion of the Arrangement, Cenovus Energy Inc. has obtained commitments from a syndicate of banks to make available a C$2.0 billion three-year revolving credit facility and a C$500 million 364-day revolving credit facility.
Excluding the Cenovus Notes, net repayment of long-term debt in the nine months of 2009 was $1,145 million compared to net issuance of $310 million for the same period in 2008. Excluding the Cenovus Notes, EnCana’s total long-term debt including current portion was $8,163 million at September 30, 2009 compared to $9,657 million at September 30, 2008.
On May 4, 2009, EnCana completed a public offering in the United States of senior unsecured notes in the aggregate principal amount of $500 million. The notes have a coupon rate of 6.5 percent and mature on May 15, 2019. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
Net cash from financing activities in the nine months of 2009 also included $3,468 million of net proceeds from the private offering of Cenovus Notes described above.
EnCana maintains a Canadian and a U.S. dollar shelf prospectus and two committed bank credit facilities.
On May 21, 2009, EnCana renewed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At September 30, 2009, C$2.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.
EnCana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At September 30, 2009, $3.5 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus was renewed in 2008 and expires in April 2010.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
As at September 30, 2009, excluding the Cenovus credit facilities, EnCana had available unused capacity under shelf prospectuses for up to $5.4 billion.
As at September 30, 2009, excluding the Cenovus credit facilities, EnCana had available unused committed bank credit facilities in the amount of $4.3 billion. EnCana has in place a revolving bank credit facility for C$4.5 billion that remains committed through October 28, 2012. One of EnCana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 28, 2013. Effective July 31, 2009, this credit facility was amended to remove Lehman Brothers Bank, FSB as a lender, which reduced the size of the credit facility from $600 million to $565 million.
EnCana is currently in compliance with and anticipates that it will continue to be in compliance with all financial covenants under its credit facility agreements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Following the proposed corporate reorganization announcement on September 10, 2009, S&P maintained a rating of “A-” and placed the Company on “CreditWatch” with negative implications, Moody’s affirmed the rating of “Baa2” with a “Stable” outlook, and DBRS maintained a rating of “A (low)” which is “Under Review with Developing Implications”. DBRS placed the rating “Under Review” following the May 11, 2008 announcement of the proposed Arrangement.
EnCana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 75.0 million Common Shares under a Normal Course Issuer Bid (“NCIB”). During the nine months of 2009, EnCana did not purchase any of its Common Shares compared to 4.8 million Common Shares purchased for total consideration of approximately $326 million for the same period in 2008.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $901 million in the nine months of 2009 and $899 million in the nine months of 2008. These dividends were funded by Cash Flow.
Financial Metrics

	September 30	December 31
	2009	2008

Debt to Capitalization (1)(2)	25%	28%
Debt to Adjusted EBITDA (times) (2)(3)	1.1	0.7

(1)	Capitalization is a non-GAAP measure defined as Long-Term Debt including current portion plus Shareholders’ Equity.

(2)	Debt, as defined above, excluding the Cenovus notes.

(3)	Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.
Outstanding Share Data

	September 30	December 31
(millions)	2009	2008

Common Shares outstanding, beginning of year	750.4	750.2
Common Shares issued under option plans	0.3	3.0
Common Shares issued from PSU Trust	0.5	—
Common Shares purchased	—	(2.8)

Common Shares outstanding, end of period	751.2	750.4

Weighted average Common Shares outstanding — diluted	751.4	751.8

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at September 30, 2009 and 2008.
Employees have been granted options to purchase Common Shares under various plans. At September 30, 2009, approximately 0.2 million options without Tandem Share Appreciation Rights (“TSARs”) attached were outstanding, all of which are exercisable.
Stock options granted after December 31, 2003 have an associated TSAR attached, which gives employees the right to elect to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares over the exercise price of their stock option in exchange for surrendering their stock option. The exercise of a TSAR, for a cash payment, does not result in the issuance of any additional EnCana Common Shares, so has no dilutive effect. Historically, virtually all employees holding options with TSARs attached deciding to realize the value of their options have exercised their TSARs to receive a cash payment. At September 30, 2009, approximately 21.2 million options with TSARs attached were outstanding, of which 12.5 million are exercisable.
In 2007, 2008 and 2009 EnCana also granted Performance TSARs, which vest and expire under the same terms and service conditions as TSARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited. At September 30, 2009, approximately 18.7 million Performance TSARs were outstanding, of which 3.8 million are exercisable.
In 2008, EnCana granted Share Appreciation Rights (“SARs”) and Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs are subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited. At September 30, 2009, approximately 5.9 million SARs and Performance SARs were outstanding, of which 0.7 million are exercisable.
In April 2009, the remaining 0.5 million Common Shares held in trust relating to EnCana’s PSU plan were sold for total consideration of $25 million. Of the amount received, $19 million was credited to Share capital and $6 million to Paid in surplus, representing the excess consideration received over the original price of the Common Shares acquired by the trust. Effective May 15, 2009, the trust agreement was terminated.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt principal obligations of $8,189 million at September 30, 2009, excluding the Cenovus Notes, are $423 million in obligations related to Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for the periods disclosed in the Liquidity and Capital Resources section of this MD&A. Further details regarding EnCana’s long-term debt are described in Note 11 to the Interim Consolidated Financial Statements.
The Company expects its 2009 commitments to be funded from Cash Flow.
As at September 30, 2009, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 33 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 88 Bcf at a weighted average price of $4.26 per Mcf.
Leases
In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Variable Interest Entities (“VIEs”)
On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
exchange for U.S. tax purposes. The relationship with Brown Haynesville represented an interest in a VIE from September 25, 2008 to March 24, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Haynesville. On March 24, 2009, when the arrangement with Brown Haynesville was completed, the assets were transferred to EnCana.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million. The relationship with Brown Southwest represented an interest in a VIE from July 23, 2008 to January 19, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Southwest. On January 19, 2009, when the arrangement with Brown Southwest was completed, the assets were transferred to EnCana.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws. All but one of these lawsuits has been settled prior to 2009, without admitting any liability in the lawsuits.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Company and WD have conditionally agreed to settle this lawsuit pending the successful negotiation and execution of a Settlement Agreement. Subsequent to September 30, 2009, the Settlement Agreement was fully executed, without admitting any liability in the lawsuit.
Accounting Policies and Estimates
New Accounting Standards Adopted
As disclosed in the year-end MD&A, on January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements. Additional information on the effects of the implementation of the new standard can be found in Note 2 to the Interim Consolidated Financial Statements.
Recent Accounting Pronouncements
International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. EnCana’s IFRS changeover plan also addresses the requirements of the entities that result from the proposed corporate reorganization as described in the Proposed Arrangement section in this MD&A.
The key elements of EnCana’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;

•	identify and implement changes in associated processes and information systems;

•	comply with internal control requirements;

•	communicate collateral impacts to internal business groups; and

•	educate and train internal and external stakeholders.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
The Company has completed analyzing accounting policy alternatives and designed process and system changes required for areas of impact, including first time adoption exemptions available. Information system changes expected to be implemented in early 2010 are currently being tested.
The significant areas of impact continue to include property, plant & equipment (“PP&E”), impairment testing, asset retirement obligation, stock-based compensation, employee benefit plans, and income taxes. The areas identified as being significant have the greatest potential impact to the Company’s financial statements or the greatest risk in terms of complexity to implement.
The Company expects one of the most significant impacts of the IFRS changeover will be in the accounting for certain upstream activities. Under Canadian GAAP, EnCana follows the CICA’s guideline on full cost accounting. In moving to IFRS, EnCana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs. Upstream DD&A will be calculated at a lower unit of account level than the current country cost centre basis. In addition, impairment testing will be performed at a lower level than the current country cost centre basis.
In July 2009, the International Accounting Standards Board released additional exemptions for first-time adopters of IFRS. Included in the amendments is an exemption which permits full cost accounting companies to allocate their existing upstream PP&E net book value (full cost pool) over reserves to the unit of account level upon transition to IFRS. This exemption would relieve the Company from retrospective application of IFRS for upstream PP&E. EnCana currently intends to adopt this exemption.
EnCana will update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board. The impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.
Business Combinations
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.
Consolidated Financial Statements
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1601 “Consolidated Financials Statements”, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
Non-controlling Interests
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1602 “Non-controlling Interests”, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
Risk Management
EnCana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit and liquidity;

•	operational risks including capital, operating and reserves replacement risks; and

•	safety, environmental and regulatory risks.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
EnCana takes a proactive approach in identifying and managing risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of financial instruments and physical contracts, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 17 to the Interim Consolidated Financial Statements.
Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, EnCana has four facilities covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to EnCana at this time and is being actively managed.
In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions, rising by C$5 per tonne a year for the next four years. The forecast cost of carbon associated with the British Columbia regulations is not material to EnCana at this time and is being actively managed.
The American Clean Energy and Security Act (ACESA) was passed by the House of Representatives on June 26, 2009. This climate change legislation would establish a GHG cap-and-trade system and provide incentives for the development of renewable energy. The Act aims to reduce GHG emissions by 17 percent from 2005 levels by 2020, and 83 percent by 2050. EnCana is following the developments of this complex bill very closely as it moves to the U.S. Senate — both for the impact it may have on energy production and use, as well as the potential it holds to expand markets for the use of natural gas as a clean burning energy alternative.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	significant production weighting in natural gas;

•	recognition as an industry leader in CO2 sequestration;

•	focus on energy efficiency and the development of technology to reduce GHG emissions;

•	involvement in the creation of industry best practices; and

•	industry leading steam to oil ratio, which translates directly into lower emissions intensity.
EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:
1.	Manage Existing Costs
When regulations are implemented, a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing the Company’s steam to oil ratio help to support and drive its focus on cost reduction.

2.	Respond to Price Signals
As regulatory regimes for GHGs develop in the jurisdictions where EnCana works, inevitably price signals begin to emerge. The Company has initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
implemented. In response to the anticipated price of carbon, EnCana is also attempting, where appropriate, to realize the associated value of its reduction projects.
3.	Anticipate Future Carbon Constrained Scenarios
EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence EnCana’s long range planning and its analyses on the implications of regulatory trends.
EnCana incorporates the potential costs of carbon into future planning. Management and the Board review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from $15 to $65 per tonne of emissions applied to a range of emissions coverage levels. A major benefit of applying a range of carbon prices at the strategic level is that it provides direct guidance to the capital allocation process. EnCana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, EnCana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.
EnCana recognizes that there is a cost associated with carbon emissions. EnCana is confident that greenhouse gas regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analysis. EnCana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on the Company’s website at www.encana.com.
Alberta’s New Royalty Programs
The Alberta Government’s New Royalty Framework (“NRF”) and Transitional Royalty Program (“TRP”) came into effect on January 1, 2009. The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes and well depths for gas wells and oil quality for oil wells. These new rates apply to both new and existing conventional oil and gas activities and enhanced oil recovery projects in Alberta. The TRP allows for a one time option of selecting between transitional rates and the NRF rates on new natural gas or conventional oil wells drilled between 1,000 metres to 3,500 metres in depth. The TRP rates would apply until January 1, 2014, at which time all wells would be moved to the NRF.
On March 3, 2009, the Alberta Government announced a stimulus package Energy Incentive Program that focuses on keeping drilling and service crews at work. There are two components of this program that affect EnCana; the Drilling Royalty Credit and New Well Incentive. The Drilling Royalty Credit is a depth related credit for the drilling of new conventional oil and gas wells between April 1, 2009 and March 31, 2011. The New Well Incentive provides a 5 percent royalty rate for new gas and conventional oil wells that come on production between April 1, 2009 and March 31, 2011 for a period of 12 months or 0.5 billion cubic feet equivalent (“Bcfe”) for gas wells or 50,000 barrels of oil equivalent (“BOE”) for oil wells, whichever comes first.
Impacts as a result of the NRF, TRP and Energy Incentive Programs change the economics of operating in Alberta, and accordingly, are reflected in EnCana’s capital programs.
Outlook

As discussed in the Proposed Arrangement section of this MD&A, the Company announced its plan to proceed with the split into two independent energy companies. EnCana expects to complete the reorganization on November 30, 2009 following a Shareholders’ meeting to be held on November 25, 2009 to vote on the proposed Plan of Arrangement.
EnCana, post-Arrangement, plans to focus on growing natural gas production from its diversified portfolio of existing and emerging unconventional resource plays in North America. Cenovus, post-Arrangement, plans to focus on developing its high quality in-situ oil resources and expanding its downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Volatility in crude oil prices is expected to continue throughout 2009 as a result of market uncertainties over supply and refining, changes in demand due to the overall state of the world economies, OPEC actions and the worldwide credit and liquidity crisis. Canadian crude oil prices will face added uncertainty due to the risk of refinery disruptions in an already tight United States Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
The Company expects its 2009 capital investment program to be funded from Cash Flow.
EnCana’s as well as EnCana’s post arrangement and Cenovus’s post arrangement results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on 2009 results is available in the Corporate Guidance on the Company’s website at www.encana.com. EnCana updated its Corporate Guidance on November 12, 2009 to reflect the impact on operations of expected conditions for 2009. EnCana’s news release dated November 12, 2009 and financial statements are available on www.sedar.com.
Advisory

Forward-Looking Statements
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: the proposed Arrangement, the timing thereof and the expected future attributes following the Arrangement of the Company (“GasCo”) and Cenovus Energy Inc. (“Cenovus”); projected natural gas and oil production levels for 2009; projections relating to the adequacy of the Company’s provision for taxes; the expected impact of the Alberta Royalty Framework and Transitional Royalty Program; projections with respect to natural gas production from unconventional resource plays and in-situ oil resources including with respect to the Foster Creek and Christina Lake projects, the CORE project and planned expansions of the Company’s downstream heavy oil processing capacity and the capital costs and expected timing of the same; projections relating to the volatility of natural gas and crude oil prices in 2009 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2009, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2009 capital program and pay dividends to shareholders; the impact of the current business market conditions, including the economic recession and financial market turmoil on the Company’s operations and expected results; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining crude oil; risks associated with technology and the application thereof to the business of the Company; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2009 cash flow, operating cash flow and pre-tax cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.465 Bcfe/d (pro forma GasCo approximately 2.975 Bcfe/d and Cenovus approximately 1.484 Bcfe/d), actual commodity prices and U.S./Canadian dollar foreign exchange rate to September 30, 2009, and applicable forward curve estimates for commodity prices and U.S./Canadian dollar foreign exchange rate for October 1 to December 31, 2009 and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated November 12, 2009, which is available on EnCana’s website at www.encana.com and on SEDAR at www.sedar.com.
Oil and Gas Information
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities that permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2009
Currency, Non-GAAP Measures and References to EnCana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share — diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share — diluted, Adjusted EBITDA, Debt, Net Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to EnCana
For convenience, references in this document to “EnCana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)